Exhibit 4.1

SUPPLEMENTAL AGREEMENT NO. 1

Dated as of June 26, 2013

to

STOCK PURCHASE CONTRACT AGREEMENT

between

METLIFE, INC.

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Stock Purchase Contract Agent

Dated as of November 1, 2010

THIS SUPPLEMENTAL AGREEMENT NO.1, dated as of June 26, 2013 (this “Supplemental Agreement”), to the Stock Purchase Contract Agreement, dated as of November 1, 2010 (the “Agreement”), between MetLife, Inc., a Delaware corporation (the “Company”), and Deutsche Bank Trust Company Americas, acting as stock purchase contract agent for the Holders of Common Equity Units from time to time (the “Stock Purchase Contract Agent”). Capitalized terms used but not defined herein have the respective meanings assigned to such terms in the Agreement.

R E C I T A L S

WHEREAS, the Company entered into the Agreement in connection with the execution and delivery of the Certificates evidencing the Common Equity Units;

WHEREAS, the Company has commenced making dividend payments on its Common Stock on a quarterly basis and the Company desires to make certain adjustments to the calculation of the adjustment of Fixed Settlement Rates relating to the Stock Purchase Contracts to reflect its current dividend payment practices; and

WHEREAS, the Company has delivered to the Stock Purchase Contract Agent in accordance with Sections 8.1 and 8.3 of the Agreement (i) a Board Resolution and (ii) an Officers’ Certificate and an Opinion of Counsel each stating that the execution of this Supplemental Agreement is authorized or permitted by the Agreement and that any and all conditions precedent to the execution and delivery of this Supplemental Agreement have been satisfied;

NOW, THEREFORE, in accordance with Section 8.1 of the Agreement, the Company and the Stock Purchase Contract Agent hereby enter into this Supplemental Agreement in order to amend the Agreement and the obligations of the Company thereunder as follows:

ARTICLE I

AMENDMENT

Section 1.1 Adjustment to Fixed Settlements Rates. Section 5.4(a)(iv) of the Agreement is deleted in its entirety and replaced with the following:

“(iv) Cash Dividends and Distributions.

(1) If, after the date of this Agreement, the Company shall, by dividend or otherwise, pay regular annual cash dividends, or make any other distributions consisting exclusively of cash, to all holders of Common Stock (excluding any regular annual cash dividend or distribution on the Common Stock to the extent that the aggregate cash dividend or distribution per share of Common Stock in any fiscal year does not exceed the Dividend Threshold Amount) then each Fixed Settlement Rate will be adjusted, without duplication, as follows (any amount so calculated or adjustment given effect hereunder, an “Original Adjustment”):

(x) in the event of a regular annual cash dividend, each Fixed Settlement Rate will be adjusted by multiplying each Fixed Settlement Rate in effect immediately prior to such adjustment by a fraction, (A) the numerator of which is the Current Market Price per share of Common Stock on the record date of such dividend, and (B) the denominator of which is such Current Market Price per share of Common Stock, minus the excess, if any, of the cash amount per share of such dividend over the Dividend Threshold Amount; and

(y) in the event of a cash dividend or distribution that is not a regular annual cash dividend, each Fixed Settlement Rate will be adjusted by multiplying each Fixed Settlement Rate in effect immediately prior to such adjustment by a fraction, (A) the numerator of which is the Current Market Price per share of Common Stock on the record date of such dividend or distribution, and (B) the denominator of which is such Current Market Price per share of Common Stock minus the cash amount per share of such dividend or distribution, provided that, an Original Adjustment shall be calculated disregarding any Quarterly Adjustment (as defined below) made during the same fiscal year pursuant to clause (2) below and shall be applicable only if the Fixed Settlement Rates calculated on the basis of the Original Adjustment are equal to or greater than the Fixed Settlement Rates calculated on the basis of all concurrent or prior Quarterly Adjustments during the same fiscal year; and provided, further, that if during any fiscal year each Fixed Settlement Rate shall be adjusted pursuant to such applicable Original Adjustment, any adjustment that took place pursuant to any Quarterly Adjustment in such fiscal year, concurrently with or prior to such Original Adjustment, will be disregarded and treated as if no such Quarterly Adjustments had taken place.

(2) If, after January 1, 2013, the Company shall pay any quarterly dividend to all holders of Common Stock (a “Quarterly Dividend”) in excess, on a per share basis, of the quotient of (A) the Dividend Threshold Amount divided by (B) four (such quotient, the “Quarterly Dividend Threshold Amount”), then each Fixed Settlement Rate will be adjusted, without duplication, by multiplying each Fixed Settlement Rate in effect immediately prior to such adjustment by a fraction, (A) the numerator of which is the Current Market Price per share of Common Stock on the record date of such Quarterly Dividend, and (B) the denominator of which is such Current Market Price per share of Common Stock, minus the excess, if any, of the cash amount per share of such Quarterly Dividend over the Quarterly Dividend Threshold Amount (any amount so calculated or adjustment given effect hereunder, a “Quarterly Adjustment”); provided that, a Quarterly Adjustment shall not be applicable if the Fixed Settlement Rates calculated on the basis of the Quarterly Adjustment are less than the Fixed Settlement Rates calculated on the basis of an Original Adjustment, if applicable; and provided, further, that if the Company shall pay any such Quarterly Dividend and each Fixed Settlement Rate is adjusted pursuant to a Quarterly Adjustment pursuant to this clause (2), no Original Adjustment shall occur as a result of such Quarterly Dividend, except as provided in clause (1).

In each case, the adjustment shall become effective immediately after the Ex Date for such dividend or distribution. In the event that any such dividend or distribution is not so paid or made, each Fixed Settlement Rate shall again be adjusted to be the Fixed Settlement Rates that would then be in effect if such dividend or distribution had not been declared. Notwithstanding anything to the contrary in this Section 5.4(a)(iv), in no event shall any adjustment be made, pursuant to this Section 5.4(a)(iv), to any Fixed Settlement Rate to the extent, and only to the extent, such adjustment will cause such Fixed Settlement Rate to be negative or an amount that is greater than a fraction whose numerator is twenty five dollars ($25.00) and whose denominator is the par value per share of Common Stock.

For the avoidance of doubt, each of the Fixed Settlement Rates will be subject to either an Original Adjustment or a Quarterly Adjustment, as applicable, as a result of a dividend or distribution, without duplication.”

Section 1.2 Effect of this Supplemental Agreement. The Agreement shall be modified in accordance with this Supplemental Agreement, and this Supplemental Agreement shall form a part of the Agreement for all purposes; and every Holder of Certificates heretofore or hereafter authenticated, executed on behalf of the Holders and delivered thereunder, shall be bound hereby.

ARTICLE II

MISCELLANEOUS

Section 2.1 Effect of Headings and Table of Contents. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 2.2 Successors and Assigns. All covenants and agreements in this Supplemental Agreement by the Company and the Stock Purchase Contract Agent shall bind their respective successors and assigns, whether so expressed or not.

Section 2.3 Separability Clause. In case any provision in this Supplemental Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

Section 2.4 Benefits of this Supplemental Agreement and the Agreement. Nothing contained in this Supplemental Agreement, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and, to the extent provided hereby, the Holders, any benefits or any legal or equitable right, remedy or claim under this Supplemental Agreement. The Holders from time to time shall be beneficiaries of this Supplemental Agreement and shall be bound by all of the terms and conditions hereof.

Section 2.5 Governing Law. This Supplemental Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York.

Section 2.6 Counterparts. This Supplemental Agreement may be executed in any number of counterparts by the parties hereto, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

Section 2.7 Inspection of this Supplemental Agreement. A copy of this Supplemental Agreement shall be available at all reasonable times during normal business hours at the Corporate Trust Office for inspection by any Holder or Beneficial Owner.

Section 2.8 No Waiver. No failure on the part of the Company, the Stock Purchase Contract Agent, the Collateral Agent, the Securities Intermediary or any of their respective agents to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Company, the Stock Purchase Contract Agent, the Collateral Agent, the Securities Intermediary or any of their respective agents of any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies herein are cumulative and are not exclusive of any remedies provided by law.

Section 2.9 Recitals, etc. The recitals in this Supplemental Agreement are made by the Company only and not by the Stock Purchase Contract Agent and the Stock Purchase Contract Agent shall not be responsible for the validity or sufficiency hereof, and all of the provisions contained in the Agreement in respect of the rights, privileges, immunities, powers and duties of the Stock Purchase Contract Agent shall be applicable in respect of this Supplemental Agreement as fully and with like effect as if set forth in full herein.

Section 2.10 Waiver of Trial by Jury. Each of the Company, the Stock Purchase Contract Agent and the Holders hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Supplemental Agreement or the transactions contemplated hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Agreement to be duly executed as of the day and year first above written.

METLIFE, INC.

By:	/s/ Marlene B. Debel
Name: Marlene B. Debel Title: Senior Vice President and Treasurer

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Stock Purchase Contract Agent

By:	/s/ Carol Ng
Name: Carol Ng Title: Vice President

By:	/s/ Deirdra N. Ross
Name: Deirdra N. Ross Title: Vice President